EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PROVIDES AN UPDATE ON ALBERTA FOREST FIRES
CALGARY, ALBERTA – May 16, 2011 – FOR IMMEDIATE RELEASE

A number of forest fires continue to burn in North Central Alberta and in the oil sands region near Fort McMurray, which are impacting Canadian Natural Resources Limited’s (“Canadian Natural” or the “Company”) operations and current production. None of the events have resulted in any injuries to Canadian Natural’s employees or its contractor’s employees.

Canadian Natural is responding to a forest fire near its Horizon Oil Sands site. The forest fire encroached to approximately 150 metres from its Chelsea Lodge, one of three staff camps on site. A fire barrier has been put in place and to date has been successful in diverting the forest fire away from the lodge and the balance of the Horizon Oil Sands site. Approximately 1,300 camp residents and personnel have been evacuated from both the Chelsea Lodge and the Calumet Lodge. In addition, all non-essential, non-operational personnel remain off the Horizon site and will return to site once the forest fire situation has passed. The Company’s fire fighting personnel on site are monitoring the fire’s progress and are taking steps to minimize the potential impact of the forest fires on the Horizon facilities and its operations.

In the Slave Lake area of North Central Alberta, Canadian Natural today performed a controlled shut-in of various properties within the aerial extent of a major forest fire. These properties were producing a daily average of approximately 3,125 barrels of oil and 8 million cubic feet of natural gas. In addition, the pipeline system which transports the production from Canadian Natural’s Pelican Lake field will be systematically shut down as tank capacity becomes limited with the Rainbow pipeline system currently not operating due to the forest fires. Although the Pelican Lake field is not in immediate danger of fires at this time, the field storage facilities will be full by May 18, 2011 and if the pipeline cannot be restarted by that time, the Pelican Lake field, which is currently producing approximately 40,000 barrels of oil per day, will have to be shut-in.

Canadian Natural is working with government and policing authorities to ensure its employees and their families are in safe locations. The Company will continue to monitor the extent of the forest fires and will take other proactive measures as necessary to protect its employees, its contractor’s employees or its assets.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com